Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Benton- Staff Accountant Jan Woo- Staff Attorney Maryse Mills- Apenteng- Special Counsel Kathleen Collins- Accounting Branch Chief

Re:	Silicom Ltd. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 18, 2010–10–04 File No. 000-23288

Ladies and Gentlemen,

I am writing to you in response to your letter dated September 21, 2010 and further to our discussions with Mr. Robert Benton on September 23, 2010.

Due to the Jewish festival of Succot, which commenced on September 23, 2010 and ended on October 1, 2010 (inclusive) (during which period, the offices of both our attorneys and auditors were closed), we advise you that the Company intends to provide the requested response to Staff's comments to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009, by October 25, 2010.

Kindly contact the Company's legal counsel, Margarita Feigin, Adv., of Yigal Arnon & Co., at (972) 3 608 7706, if you have any questions or require additional information.

Very truly yours, /s/ Shaike Orbach Shaike Orbach Chief Executive Officer